Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-1) dated May 1, 2012 and related Prospectus of Delphi Automotive PLC for the registration and resale of its ordinary shares and to the incorporation by reference therein of our reports dated February 17, 2012, with respect to the consolidated financial statements and schedule of Delphi Automotive PLC and the Predecessor, and the effectiveness of internal control over financial reporting of Delphi Automotive PLC, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Detroit, Michigan

April 30, 2012